UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 18 November 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X      Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:
A. DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND ON MARKET SALES
In terms of provisions of the Harmony Share Plan, performance shares vest after 3 years.
1. Name of director: GP Briggs (Chief Executive Officer)
a) Nature of transaction:
Off market lapsing of share
appreciation rights
Date granted: 16 November 2007
Number of share appreciation rights
granted:                                                                              159 484
Strike price: R70.54
Date on which share appreciation
rights lapsed:
15 November 2013
Number of share appreciation rights
lapsed:                                                                               159 484
b) Nature of transaction:
Off market vesting and on market sale
of performance shares
Date: 15 November 2013
Class of securities: Ordinary shares
Selling price per share: R33.08
Number of performance shares (ordinary
shares) vested and sold:
27 447
Total value of sale: R907 853 (pre-tax)
Nature and extent of directors
interest:
Direct beneficial
2. Name of director: HE Mashego (Executive Director)
a) Nature of transaction:
Off market lapsing of share
appreciation rights
Date granted: 16 November 2007
Number of share appreciation rights
granted:
42 756
Strike price: R70.54
Date on which share appreciation
rights lapsed:
15 November 2013
Number of share appreciation rights
lapsed (balance was sold in 2011):
14 252
b) Nature of transaction:
Off market vesting and on market sale
of performance shares and restricted
shares

Date: 15 November 2013
Class of securities: Ordinary shares
Selling price per share: R33.08
Number of performance shares
(ordinary shares)
vesting:
Number of restricted shares
(ordinary shares) vesting:
Ordinary shares sold:
8 431
22 262
30 693
Total value of sale R1 015 220 (pre-tax)
Nature and extent of directors
interest:
Direct beneficial
3. Name of director:
CT Smith (Director of major subsidiary
company)
a) Nature of transaction:
Off market lapsing of share
appreciation rights
Date granted: 16 November 2007
Number of share appreciation rights
granted:
78 934
Strike price: R70.54
Date on which share appreciation
rights lapsed:
15 November 2013
Number of share appreciation rights
lapsed:                                                                            78 934
b) Nature of transaction:
Off market vesting and on market sale
of performance shares
Date: 15 November 2013
Class of securities: Ordinary shares
Selling price per share: R33.08
Number of performance shares(ordinary
shares) vested and sold:
8 431
Total value of sale R278 869 (pre-tax)
Nature and extent of directors
interest:                                                                          Direct beneficial
B. DEALING IN SECURITIES BY DIRECTORS: SHARE GRANTS
In line with the provisions of the Harmony Share Plan, incentives/shares are allocated to directors in November of each year.
1. Name of director: GP Briggs (Chief
Executive Officer)
Nature of transaction:
Off market grant of share appreciation rights and
performance shares

Periods of vesting:
Share appreciation rights vest in equal thirds on
the third, fourth and fifth anniversary of the
allocation. Performance shares vest after three
years.
Date:
15 November 2013
Class of securities: Share appreciation rights and performance shares
Strike price: R33.18
Number of share appreciation
rights allocated:                                                            91 864
Number of performance shares
allocated:
482 952
Number of matching restricted
shares allocated(matching
the number allocated in
2010):                                                                         48 485
Nature and extent of
director’s interest:
Direct beneficial
2. Name of director:
F Abbott (Financial
Director)
Nature of transaction:
Off market grant of share appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights vest in equal thirds on
the third, fourth and fifth anniversary of the
allocation. Performance shares vest after three
years.
Date:
15 November 2013
Class of securities: Share appreciation rights and performance shares
Strike price: R33.18
Number of share appreciation
rights allocated:
52 951
Number of performance shares
allocated:
172 666
Nature and extent of
director’s interest:                                                      Direct beneficial
3. Name of director:
HE Mashego (Executive
Director)
Nature of transaction:
Off market grant of share appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights vest in equal thirds on
the third, fourth and fifth anniversary of the
allocation. Performance shares vest after three
years.
Date:
15 November 2013
Class of securities: Share appreciation rights and performance shares
Strike price: R33.18
Number of share appreciation
rights allocated:                                                            38 212
Number of performance shares
allocated:                                                                      124 604

nature and extent of
director’s interest:                                                       Direct beneficial
4. Name of director: CT Smith (Director of major subsidiary company)
Nature of transaction:
Off market grant of share appreciation rights and,
performance shares
Periods of vesting:
Share appreciation rights vest in equal thirds on
the third, fourth and fifth anniversary of the
allocation. Performance shares vest after three
years.
Date:
15 November 2013
Class of securities: Share appreciation rights and performance shares
Strike price: R33.18
Number of Share Appreciation
Rights allocated:                                                          49 130
Number of Performance Shares
allocated:                                                                     160 206
Number of Matching Restricted
Shares(2010 allocation):                                              22 262
Nature and extent of
director’s Interest:                                                      Direct beneficial
5. Name of Company Secretary:
R Bisschoff (Company
Secretary)
Nature of transaction:
Off market grant of share appreciation rights and
performance shares
Periods of vesting:
Share appreciation rights vest in equal thirds on
the third, fourth and fifth anniversary of the
allocation. Performance shares vest after three
years.
Date:
15 November 2013
Class of securities: Share appreciation rights and performance shares
Strike price: R33.18
Number of Share Appreciation
Rights allocated:                                                          17 356
Number of Performance Shares
allocated:                                                                      33 958
Nature and extent of
director’s interest:                                                        Direct beneficial
Prior clearance was obtained in respect of the above dealings by the directors.
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
18 November 2013

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 18, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director